UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 30, 2022

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In the Matter of

American Hospitality Properties REIT, Inc.
14643 Dallas Parkway, Suite 970
Dallas, Texas 75254

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-10999

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      American Hospitality Properties REIT, Inc. filed with the Commission a post qualification amendment to an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The post qualification amendment to the offering statement has been on file for more than nine months and has not yet been qualified.

      In view of the foregoing, it is ORDERED that the post qualification amendment to the offering statement be declared abandoned on December 30, 2022.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief